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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Amendment No. 1
                                       to
                                 SCHEDULE 14D-1
                             Tender Offer Statement
                       Pursuant to Section 14(d)(1) of the
                        Securities Exchange Act of 1934
                                       and

                                 Amendment No. 1
                                       to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                            FIRST COMMONWEALTH, INC.
                            (Name of Subject Company)


                 THE GUARDIAN LIFE INSURANCE COMPANY OF AMERICA
                             FLOSS ACQUISITION CORP.
                                    (Bidders)

                     Common Stock, par value $.001 per share
           (Including the Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)


                                    319983102
                      (CUSIP Number of Class of Securities)


                                 Herschel Reich
                              Debra R. Smith, Esq.
                 The Guardian Life Insurance Company of America
                              201 Park Avenue South
                            New York, New York 10003
                                 (212) 598-8000
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                    Copy to:
                            Timothy B. Goodell, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200

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

     This Amendment No. 1 amends and  supplements  the Tender Offer Statement on
Schedule 14D-1 and Statement on Schedule 13D filed on May 25, 1999 (as amended and supplemented, the "Schedule 14D-1/13D") relating to the offer (the "Offer") by Floss Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of The Guardian Life Insurance Company of America, a New York corporation ("Parent"), to purchase all of the issued and outstanding shares of Common Stock, par value $.001 per share (the "Common Stock"), including the associated preferred stock purchase rights, of First Commonwealth, Inc., a Delaware corporation (the "Company"), at a price of $25.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 25, 1999 and the related Letter of Transmittal, as they may be amended from time to time. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Offer to Purchase.

Item 10.  Additional Information.

     Item 10(f) is hereby amended to add at the end thereof the following:

     The first paragraph of Section 2--"Acceptance for Payment and Payment for Shares" of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

          "Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered prior to the Expiration Date (and not properly withdrawn in accordance with Section 4--"Withdrawal Rights") as promptly as practicable after the later to occur of (i) the Expiration Date and (ii) the satisfaction or waiver of the conditions set forth in Section 14--"Conditions of the Offer", including, but not limited to, the regulatory conditions specified in Section
     15--"Certain Legal Matters; Regulatory Approvals." Subject to applicable rules of the Commission and the terms of the Merger Agreement, the Purchaser expressly reserves the right, in its discretion, to delay acceptance for payment of, or payment for, Shares in order to comply, in whole or in part, with any applicable law. Notwithstanding the fact that the Purchaser reserves the right to assert the non-occurrence of a condition set forth in Section 14--"Conditions of the Offer", following acceptance for payment of Shares but prior to payment for Shares, in order to delay payment or cancel its obligation to pay for properly tendered Shares, the Purchaser understands that all conditions to the Offer, other than receipt of necessary regulatory approvals, must be satisfied or waived prior to acceptance for payment of Shares. In addition, if, following acceptance for payment of Shares, the Purchaser asserts such regulatory approvals as a condition and does not promptly pay for Shares tendered, the Purchaser will promptly return such Shares."

     The third paragraph of Section 7--"Certain Information Concerning the Company--Cautionary Statements Concerning Forward-Looking Statements" of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

          "In addition, the Projections were not prepared in accordance with generally accepted accounting principles, and neither the Company's nor Parent's independent accountants have examined or compiled any of the Projections or expressed any conclusion or provided any other form of assurance with respect to the Projections and accordingly assume no responsibility for the Projections. The Projections were prepared with a limited degree of precision, and were not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections, which would require a more complete presentation of data than as shown above. The inclusion of the Projections herein should not be regarded as a representation by Parent and the Purchaser or any other person that the projected results will be achieved. The Projections should be read in conjunction with the historical financial information of the Company included above. Neither Parent nor the Purchaser assumes any responsibility for the accuracy of the foregoing Projections. Forward-looking statements also include those preceded by, followed by or that include the words "believes", "expects", "anticipates" or similar expressions. Such statements should be viewed with caution."

     The final paragraph of Section 14--"Conditions of the Offer" of the Offer to Purchase is hereby amended to add to the end thereof the following:

     "Notwithstanding the fact that the Purchaser reserves the right to assert the non-occurrence of a condition set forth in this Section 14, following acceptance for payment of Shares but prior to payment for Shares, in order to delay payment or cancel its obligation to pay for properly tendered Shares, the Purchaser understands that all conditions to the Offer, other than receipt of necessary regulatory approvals, must be satisfied or waived prior to acceptance for payment of Shares."

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 21, 1999             THE GUARDIAN LIFE INSURANCE COMPANY OF AMERICA

                                  By:   /s/ Herschel Reich
                                     -------------------------------------------
                                     Name:   Herschel Reich
                                     Title:  Vice President, Group Health Care


Dated:  June 21, 1999             FLOSS ACQUISITION CORP.

                                  By:   /s/ Herschel Reich
                                     -------------------------------------------
                                     Name:   Herschel Reich
                                     Title:  Vice President, Dental Plans